(Summary Translation)

September 4, 2006

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

SUPPL

Notice of Additional Appointment of Temporary Independent Auditor

Nintendo Co., Ltd. (the "Company") hereby announces that at the Board of Auditors Meeting held today, the Company's temporary independent auditor was appointed additionally as follows.

1. Reason of Additional Appointment

The Company's independent auditor ChuoAoyama PricewaterhouseCoopers (changed its corporate name to Misuzu Audit Corporation on September 1, 2006) was instructed on May 10, 2006 by the Financial Services Agency to suspend its operations for a two month period between July 1, 2006 and August 31, 2006. This led the auditing firm to forfeit its qualification as the Company's independent auditor.

Given this situation, in order to avoid the absence of an independent auditor, Yamaguchi Audit Corporation has been appointed as the Company's temporary independent auditor as set forth in the "Notice of Appointment of Temporary Independent Auditor" dated July 12, 2006.

Under such circumstances, in order to doubly ensure the audit and its consistency, the Company has decided in the Board of Auditors to appoint Misuzu Audit Corporation as an additional temporary independent auditor of the Company in association with Yamaguchi Audit Corporation.

2. Name and Address of Temporary Independent Auditor to be Appointed Additionally

Name:	Misuzu Audit Corporation
Address:	Kasumigaseki Building 2-5, Kasumigaseki 3-chome Chiyoda-Ku, Tokyo 100-6088 Japan

3. Date of Appointment

September 4, 2006

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